United States securities and exchange commission logo





                             December 27, 2023

       Dezhi Liu
       Chief Executive Officer
       Oriental Rise Holdings Limited
       No. 48 Xianyu Road
       Shuangcheng Town, Zherong County
       Ningde City, Fujian Province
       People   s Republic of China

                                                        Re: Oriental Rise
Holdings Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed December 14,
2023
                                                            File No. 333-274976

       Dear Dezhi Liu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed December 14, 2023

       Cover Page

   1. We note that the cover page states: "Up to 1,000,000 Ordinary Shares may be offered for resale or otherwise
disposed of by each shareholder named in this prospectus (the "Selling
                                                        Shareholders")." Please
revise to clarify this is a separate prospectus.
       General

   2. We note your revised disclosure in response to previous comment 6 and reissue the comment. Please restore
your disclosures to the disclosures as they existed in the
                                                        registration statement
as of July 7, 2023.
 Dezhi Liu
Oriental Rise Holdings Limited
December 27, 2023
Page 2
3.    We note the Selling Shareholders section was removed from the Public
Offering
      Prospectus, please revise to reinstate this section in the Public Offering Prospectus so that investors in the public offering have this information as well.
Resale Prospectus Cover Page, page Alt-i

4. We note that you have included separate pages for the resale prospectus. Please revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China and Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                             Sincerely,

FirstName LastNameDezhi Liu                                  Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameOriental Rise Holdings Limited
                                                             Services
December 27, 2023 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName